                                                      VAN KAMPEN
                                                      FUNDS INC.

NEWS RELEASE                            1 Parkview Plaza - P.O. Box 5555
                                        Oakbrook Terrace, Illinois 60181-5555
                                        www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                  VAN KAMPEN NEW YORK QUALITY MUNICIPAL TRUST,
                VAN KAMPEN NEW YORK VALUE MUNICIPAL INCOME TRUST
                                       AND
                 VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK
                                   MUNICIPALS
                  ANNOUNCE ADJOURNMENT OF MEETING FOR PROPOSED
                                 REORGANIZATION

         CHICAGO (August 12, 2005) -- The joint special meeting of shareholders of Van Kampen New York Quality Municipal Trust (NYSE/CHX: VNM), Van Kampen New York Value Municipal Income Trust (NYSE/CHX: VNV) and Van Kampen Trust for Investment Grade New York Municipals (NYSE/CHX: VTN) was held on August 12, 2005 and has been adjourned to September 23, 2005 at 9:45 a.m. to allow additional time to solicit the additional votes needed to approve the proposals as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of July 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.